UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

FUTURE HEALTH ESG CORP.

(Name of Registrant)

Delaware	001-40788	86-2305680
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

8 The Green, Suite 12081

Dover, DE 19901

(Address of Principal Executive Offices)

(833) 388-8734

(Registrant’s Telephone Number)

Approximate Date of Mailing: March 5, 2024

FUTURE HEALTH ESG CORP.

8 The Green, Suite 12081

Dover, DE 19901

Telephone: (833) 388-8734

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

March 5, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FUTURE HEALTH ESG CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”) of Future Health ESG Corp. (the “Company” or “Future Health”) at the close of business on March 5, 2024 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors that would occur upon consummation of the transactions contemplated by the terms of the Purchase Agreement (as defined below) will not occur until at least 10 days following the mailing of this Information Statement.

This Information Statement will be mailed to our stockholders of record on or about March 5, 2024.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the transactions contemplated by the Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Purchase Agreement

On February 15, 2024, the Company entered into a Purchase and Sponsor Handover Agreement, as amended by the First Amendment to Purchase and Sponsor Handover Agreement, dated March 5, 2024 (as so amended, the “Purchase Agreement”) with Future Health ESG Associates 1, LLC, an Indiana limited liability company and the Company’s current sponsor (the “Sponsor”), and Blufire Capital Limited, an Abu Dhabi private company limited by shares (the “New Sponsor”), pursuant to which, subject to satisfaction of certain conditions, (i) the Sponsor and anchor investors agreed to transfer to the New Sponsor or its affiliates 3,020,202 Founder Shares (as defined below) and 3,875,000 private placement warrants in exchange for the New Sponsor assuming certain liabilities in an aggregate amount of approximately $500,000 of the Company and the Sponsor, including all ongoing expenses associated with and expected for the consummation of an initial business combination, costs and expenses incurred by the Company in the ordinary course of business or in connection with the transactions contemplated by the Purchase Agreement, and $250,000 in cash payable upon the execution of a letter of intent to enter into a business combination by the Company with a potential target (the “Transfer”), and (ii) the New Sponsor agreed to become the sponsor of the Company. In connection with the Transfer, the New Sponsor was entitled, in its sole discretion, to replace any officers or directors of the Company and the Company agreed to take such actions necessary to effectuate such changes (the “Management Change”). The Transfer, the Management Change and the other transactions contemplated by the Purchase Agreement are hereinafter referred to as the “Sponsor Handover.” Immediately prior to the execution of the Purchase Agreement, the Company’s board of directors (the “Board of Directors”) appointed Jesvin Kaur as an officer of the Company.

As a condition to consummation of the Sponsor Handover, new members of the Board of Directors and a new management team for the Company must be appointed by the existing Board of Directors and the existing members of the Board of Directors and the existing management team (other than our Chief Operating Officer, Jesvin Kaur) must resign (the “Director and Management Handover”), which must be effective upon consummation of the Sponsor Handover; provided that Travis Morgan shall remain as the Chief Financial Officer of the Company after the Sponsor Handover until the filing by the Company of its Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Pursuant to the terms of the Purchase Agreement, the New Sponsor also agreed, among other things, to (i) indemnify and hold harmless the Sponsor on terms that are the same as each of the Indemnity Agreements (the “Indemnity Agreements”), dated September 9, 2021, entered into between the Company and each of the current and former directors and officers of the Company (the “Indemnitees”) in connection with the Company’s initial public offering, and, if requested by the Sponsor or any other Indemnitee, the Company and the New Sponsor shall assume the defense of any relevant claims or proceedings, and (ii) with effect from the closing of the transactions contemplated by the Purchase Agreement, join as a party to the Letter Agreement, dated September 9, 2021, by and among the Sponsor, the officers and directors of the Company and the Company (the “Letter Agreement”).

The Purchase Agreement provides that consummation of the Sponsor Handover is conditioned on, among other things, (i) the underwriters of the Company’s initial public offering (the “Underwriters”) having in the aggregate either, at Future Health’s option, (a) $3,000,000 in cash or (b) a number of shares of Common Stock equal to the greater of (1) 300,000 and (2) the quotient obtained by dividing (x) $3,000,000 by (y) the three-day VWAP of the Company’s common stock over the three trading days immediately preceding the date of the initial filing of the re-sale registration statement on Form S-1 or F-1 (or any successor form, as applicable) to register the re-sale of such shares any rights they may have under the Underwriting Agreement, dated September 9, 2021, by and among the Underwriters and Future Health, in connection with the Sponsor Handover, (ii) the New Sponsor joining as a party to the Letter Agreement, and (iii) the Director and Management Handover.

In addition, pursuant to the terms of the Purchase Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of the Indemnity Agreements shall remain in full force and effect notwithstanding any resignation of the directors and officers of the Company, and (ii) the Company and the New Sponsor agreed to release the directors and officers of the Company (as of the date of the Purchase Agreement) and the Sponsor from any and all claims relating to the Company that accrued or may have accrued prior to consummation of the Sponsor Handover. The New Sponsor also agreed (i) to use its best efforts to, upon filing with the Securities and Exchange Commission (the “SEC”) any definitive proxy statement for a special meeting of stockholders of the Company, (a) include a proposal to change the name of the Company to a name selected by the New Sponsor, (b) obtain approval of the proposals set forth in such definitive proxy statement, and (c) following receipt of such approval, change the name of the Company and change the “tickers” under which each of the Company’s securities trades on The Nasdaq Stock Market, LLC to different “tickers” to be selected by the New Sponsor, (ii) that, in connection with an initial business combination entered into by the Company, the Sponsor and the anchor investors shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of the Company (or any successor company following an initial business combination) that are owned by the Sponsor or such independent directors on terms that are at least equal to those granted to the New Sponsor in connection with such initial business combination, and (iii) that, in connection with an initial business combination entered into by the Company, any securities of the Company (or any successor company following an initial business combination) that are owned by the Sponsor and anchor investors or any members of the Sponsor shall be subject to lock-up provisions that are at least as favorable as those applicable to the securities held by New Sponsor in connection with such initial business combination.

There can be no assurance that the conditions to the consummation of the Sponsor Handover will be satisfied or that the Sponsor Handover will be consummated.

Based on 5,936,447 shares of Common Stock outstanding on the date of this Information Statement, immediately following consummation of the transactions contemplated by the Purchase Agreement, the New Sponsor will hold 3,020,202 Common Stock, or approximately 50.9% of the outstanding Common Stock; and the Sponsor and anchor investors will hold 1,979,798 shares of Common Stock, or approximately 33.3% of the outstanding Common Stock.

There is no family relationship or other relationship between the Company and the New Sponsor.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, among other things, new members of the Board of Directors and a new management team (comprising Khairul Azmi Bin Ismaon, Dr. Ulf Henning Richter, Jesvin Kaur, Nancy Zakhour, Brian David Kitney and Nikita Jaiswal (the “Designees”)) for the Company would be appointed by the existing Board of Directors and the existing members of the Board of Directors and the existing management team (comprising Bradley A. Bostic, Travis A. Morgan, R. Mark Lubbers, Dr. F. John Mills and Dr. Nancy L. Snyderman) would resign, which would be effective 10 days after the mailing of this Information Statement to the holders of record of our Common Stock (the “Director and Officer Handover Date”), provided that Travis Morgan shall remain as the Chief Financial Officer of the Company after the Sponsor Handover until the filing by the Company of its Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

As a result of the foregoing, on the Director and Officer Handover Date, all of the current officers and directors of the Company will be replaced by newly appointed officers and directors, and the Designees will then constitute the entire Board of Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.

All information in relation to the New Sponsor and the Designees included in this Information Statement is included therein in reliance on representations made to the Company by the New Sponsor.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS

The current directors and officers of the Company are as described below under “Directors and Executive Officers  — Current Directors and Executive Officers”. The Designees, as described under “Directors and Executive Officers  — Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement”, will replace the current directors and officers of the Company. This change is expected to occur on the Director and Officer Handover Date.

To the Company’s knowledge, based on representations from the New Sponsor, during the past 10 years, none of the Designees have been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

VOTING SECURITIES

As of the date of this Information Statement, the authorized share capital of the Company is (i) 26,000,000 shares of Common Stock, and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share.

As of the date of this Information Statement, there are 5,936,447 shares of Common Stock outstanding. As of the date of this Information Statement, there are outstanding (i) 10,000,000 public warrants, each to purchase one share of Common Stock for $11.50 per share, subject to adjustment, (ii) 7,375,000 private placement warrants, each to purchase one share of Common Stock for $11.50 per share, subject to adjustment, and (iii) 1,591,537 “Non-Redemption” warrants, each to purchase one share of Common Stock at an exercise price of $10.00 per share, which were issued in connection with the Company’s special meeting of stockholders held on January 31, 2023.

The amended and restated certificate of incorporation, as amended, of the Company, together with the bylaws, as amended, of the Company as in effect on the date of this Information Statement (together, the “Current Organizational Documents”) provide that holders of record of our Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders, except as required by law. Holders of our Common Stock have no cumulative voting rights.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Title
Bradley A. Bostic	49	Chief Executive Officer and Director
Travis A. Morgan	52	Chief Financial Officer and Director
Jesvin Kaur	48	Chief Operating Officer
R. Mark Lubbers	69	Director
Dr. F. John Mills	72	Director
Dr. Nancy L. Snyderman	71	Director

Bradley A. Bostic has served as our Chairman and Chief Executive Officer since our inception. From its inception in March 2020 until January 2021, Brad served as a co-founder and Board of Directors member of Novus Capital Corporation, which combined with agtech pioneer AppHarvest (NASDAQ: APPH; APPHW) funding the deployment of disruptive controlled environment farming technology to grow pesticide-free fruits and vegetables. Mr. Bostic has served as the Chairman and Chief Executive Officer of hc1.com, Inc. since founding the company in 2011. More than 1,000 health systems and diagnostic laboratory sites utilize hc1’s machine-learning powered software. Mr. Bostic has been responsible for forging strategic hc1 partnerships with global healthcare technology leaders including Quest Diagnostics, Appriss Health, CliniSys, and Amazon Web Services and with leading healthcare organizations including Cleveland Clinic, University of Washington Health System, Sonora Quest Labs, and Sonic Healthcare. Mr. Bostic has served as the Managing Director of Health Cloud Capital Fund I, LP since June 2017, where he leads the deployment of a private equity fund targeting growth-stage precision health SaaS companies. Mr. Bostic has served on the board of directors of TechPoint Indiana, an advisory body advising technology companies headquartered in Indiana, since January 2015 and Eskenazi Health Foundation, a non-profit organization aiming to promote a vital, healthy Indianapolis community, since December 2017. Mr. Bostic holds a BS in Business from Indiana University with a concentration in Informatics. We believe that Mr. Bostic’s previous experience as a director of a special purpose acquisition company, which successfully completed a business combination, combined with his extensive expertise as a health technology investor, operator, and senior executive, renders him qualified to serve as one of our directors.

Travis A. Morgan has served as our Chief Financial Officer and a member of our Board of Directors since our inception. Mr. Morgan has over 20 years of experience as a private equity investor and operating partner focused on early-stage life science and technology concerns. Since January 2007, Mr. Morgan has served as Managing Director of Caravel Ventures, LLC where he has been responsible for 18 capital infusions into 12 different operating companies, acting as a full-time executive officer of seven of those portfolio companies, including serving as co-founder and Chief Financial Officer of Strand Diagnostics, LLC, a leading CLIA-certified precision medicine laboratory, and President and Chief Operating Officer of Animated Dynamics, Inc., a precision diagnostics company developing novel technology for personalized chemotherapy selection. Since July 2017, Mr. Morgan has served as Managing Director and Chief Financial Officer of Health Cloud Capital Fund I, LP, a private equity fund targeting growth-stage precision health SaaS companies. Since January 2015, Mr. Morgan has been a stockholder of, and served as finance and strategy consultant and Board observer for, hc1.com, Inc. He has authored several peer-reviewed scientific papers and presentations, and has been awarded 11 life science patents as named inventor and/ or assignee. Mr. Morgan began his finance career at KPMG Peat Marwick and holds a B.S. in Accounting from Indiana University and an MBA from Babson. We believe that Mr. Morgan’s significant experience and leadership as a private equity investor in and executive officer of life sciences and technology companies renders him qualified to serve as one of our directors.

Jesvin Kaur has served as our Chief Operating Officer since February 15, 2024. Ms. Kaur has over 25 years of experience in business advisory, strategic communication solutions, reputation management, and stakeholder engagement. She is the Director of Think Tree Advisory Sdn Bhd and the Senior Advisor to Optima Strategies Ltd, where her roles involved providing strategic business advice, communication strategy, reputation management and assisting clients to navigate through a diverse range of investment and commercial challenges within the ASEAN region. Ms. Kaur headed the Research and Advisory unit at KRA Group, a regional role covering Indonesia, Malaysia and Singapore. Prior to that, she was a senior investment analyst at Maybank Securities. She had also served at the Strategy and Risk Management Division of the Securities Commission of Malaysia for over four years where she was involved in the drafting and implementation of the Capital Market Masterplan. In the region, she has advised Government Ministries and Institutions, Government-linked Investment Companies, Multinational Companies, Private Equity Funds, and a host of other corporate and investment firms, on a range of issues including market access strategy, stakeholder relations, media engagement, strategic and financial communication. Ms. Kaur has a Bachelor of Business (Accounting and Finance) from the University of Technology (Sydney) and possesses a strong network within the media, corporate and business circles. She has also completed the Lee Kuan Yew School of Public Policy Executive Education on Public Policy: Design and Implementation for Success.

R. Mark Lubbers has served as a member of our Board of Directors since our inception. Mr. Lubbers has over four decades of experience in the insurance, financial services, energy, regulatory affairs, and public service fields. Since November 2016, Mr. Lubbers has served as the Managing Member of Spruance LLC, a company responsible for managing the residual assets of City Financial Corp., a regional investment bank for which he served as the lead independent director from January 2000 until January 2017, overseeing the sale of the firm in three transactions during 2016 and 2017. Since December 2016, Mr. Lubbers has served as the Chief Executive Officer and Executive Chairman of ZahlenK-12, LLC, an educational event ticketing & payments processing provider serving schools in 41 states. Mr. Lubbers served as the Senior VP for Corporate Affairs at health insurer Anthem, Inc. (NYSD: ANTM) from 1991 to 1995, where he developed the strategic plan to demutualize the company and grow via acquisitions into an insurance giant, also playing a lead role in the initial public offering of spin-out Acordia Insurance (now NYSE: KKR). Mr. Lubbers has played principal roles in multi-billion-dollar sustainable methanol, carbon capture, and gasification projects. In the public service arena, he served as a lead advisor to one United States senator, two sitting governors, and one presidential campaign, and was chief operating officer at the Hudson Institute from 1987 to 1991, where he held Top Secret security clearance while managing extensive government contracting, regulatory compliance, and economic policy initiatives. Mr. Lubbers holds a BS from Purdue’s Krannert School and an MBA from Harvard Business School. We believe that Mr. Lubbers’ significant experience and leadership in the financial and health insurance industries, both as a senior executive and board member, render him qualified to serve as one of our directors.

Dr. F. John Mills, MD, PhD has served as a member of our Board of Directors since our inception. Dr. Mills is an accomplished healthcare industry executive and entrepreneur with a background in general management of contract research organizations and pharmaceutical development spanning 30 years. Dr. Mills has served as a member of the boards of directors of hc1.com, Inc. and Alimentiv Inc. since March 2011 and January 2015, respectively. Dr. Mills has also served as the President of FJM Consulting LLC, a strategy consulting firm serving life sciences companies in the United States, United Kingdom and Australia, from January 2012 to May 2020. Dr. Mills co-founded BioStorage Technologies Inc. in 2003 and served as Chairman until November 2015. BioStorage Technologies Inc. provided management, logistics, and storage services for biological specimens and data to life science companies, and grew to become among the largest in its niche, ultimately being sold to the Brooks Life Sciences division of publicly traded Brooks Automation, Inc. (NASDAQ: BRKS) in November 2015. Prior to its acquisition by Laboratory Corporation of America Holdings, NYSE: LH, Dr. Mills held various senior executive level positions at publicly traded Covance Inc., from April 1991 to January 2003, including Global President of the Central Lab Division, and Senior Vice President of European Clinical Research Services. Dr. Mills is an investor and advisor for multiple innovative biotech companies including Intelsius, an emerging leader in cold chain and packaging solutions for the life sciences industry, and hc1.com, Inc., the leader in precision testing and prescribing for value-based care. Dr. Mills also served as a specialist in aviation medicine in the UK’s Royal Air Force. We believe that Dr. Mills’ extensive experience and leadership in the healthcare industry and in providing strategic guidance to life science companies render him qualified to serve as one of our directors.

Dr. Nancy L. Snyderman has served as a member of our Board of Directors since our inception. Dr. Snyderman, a trained pediatrician and head and neck surgeon, served as the Chief Medical Editor for NBC News from September 2006 to May 2015 and was a medical correspondent for ABC News from September 1987 to May 2003. In addition to her career as a journalist, Dr. Snyderman was a clinical professor of otolaryngology at the University of Pennsylvania from August 2003 to December 2015, and a Professor at Stanford University’s Center for Innovation in Global Health from May 2015 to June 2018. Dr. Snyderman was Senior Vice President of Corporate Communications at Johnson & Johnson, a publicly-traded pharmaceutical company (NYSE: JNJ), from January 2003 to September 2006. She practiced as an Otolaryngologist at California Pacific Medical Center from July 1994 to June 2003. Dr. Snyderman currently serves on the boards of directors of life science companies Alkermes Public Limited Company (NASDAQ: ALKS), Axonics Modulation Technologies, Inc. (NASDAQ: AXNX), and Lyra Therapeutics, Inc. (NASDAQ: LYRA) and served as an Advisory Board Member for GE’s Healthymagination from September 2006 to May 2016. She previously served on the boards of directors of several health and wellness nonprofit organizations including Fair Food Network, from April 2017 to June 2020, and the Institute for Healthcare Improvement, from September 2011 to December 2018. During Dr. Snyderman’s tenure as a medical journalist at NBC News and ABC News, she and her reporting teams received Emmy Awards, Edward R. Murrow Awards, a Columbia University DuPont Award, and a Gracie Award. Dr. Snyderman is a fellow in the American College of Surgeons. She attended medical school at the University of Nebraska and completed residencies in Pediatrics and Otolaryngology-Head and Neck Surgery at the University of Pittsburgh. We believe that Dr. Snyderman’s significant experience in the healthcare industry, including her experience as a board member at public life science companies, renders her qualified to serve as one of our directors.

As part of the transactions contemplated by the Purchase Agreement, all the current directors and executive officers of the Company (other than Jesvin Kaur) including Bradley A. Bostic, Travis A. Morgan, R. Mark Lubbers, Dr. F. John Mills, and Dr. Nancy L. Snyderman will resign from all respective positions with the Company, provided that Travis Morgan shall remain as the Chief Financial Officer of the Company after the Sponsor Handover until the filing by the Company of its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In addition, as part of the transactions contemplated by the Purchase Agreement, without a vote of the stockholders, the individuals below will be appointed to the positions indicated next to their name. This change in the Board of Directors is expected to occur on the Director and Officer Handover Date.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company was incorporated on February 25, 2021, and selected December 31 as its fiscal year end. During the fiscal year ended December 31, 2023, the Board of Directors held eighteen board meetings and also passed certain resolutions pursuant to the unanimous written consent of all the directors of the Company. Holders of our securities can send communications to the Board of Directors via mail or telephone to the Chairman of the Board of Directors at the address and telephone number appearing on the first page of this Information Statement. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings.

Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement

On the Director and Officer Handover Date, the Board of Directors will comprise Khairul Azmi Bin Ismaon, Jesvin Kaur, Nancy Zakhour, Brian David Kitney, and Nikita Jaiswal.

The following table sets forth information regarding the Company’s officers and directors with effect from the Director and Officer Handover Date.

Name	Age	Title
Khairul Azmi Bin Ismaon	41	Chief Executive Officer and Director
Dr. Ulf Henning Richter	44	Chief Financial Officer
Jesvin Kaur	48	President, Chief Operating Officer and Director
Nancy Zakhour	35	Independent Director
Brian David Kitney	54	Independent Director
Nikita Jaiswal	39	Independent Director

Khairul Azmi Bin Ismaon will serve as our Chief Executive Officer and one of our directors. Mr. Ismaon is a highly skilled professional with a proven track record in asset and business turnaround, specializing in efficient and profitable operations across challenging regions. Holding a bachelor’s degree in business administration and a diploma in Accountancy, Mr. Ismaon has secured cross-border Operations & Maintenance contracts, ventured into specialized O&M for mechanical equipment, and played a key role as Chief Strategy Officer at Ehsan Energy Ventures. As Corporate Planning Director at Aureus LNG GmbH, he contributed to early LNG infrastructure development. Founder of GRG Industries, he secured millions in term loans with a niche business model. Khairul Azmi's career reflects strategic leadership, operational efficiency, and positive business outcomes.

We believe Mr. Ismaon is qualified to serve as a member of our board of directors because of his extensive professional experience in various leadership roles and his general business experience.

Dr. Ulf Henning Richter will serve as our Chief Financial Officer after the filing of the Form 10-K. Dr. Richter is a distinguished academic and entrepreneur, holds a Doctorate in Economic Sciences from HEC Lausanne, Switzerland, and an MBA from European Business School, Oestrich-Winkel, Germany. As the Founder and CEO of CARBON10B X, specializing in carbon removal solutions, and the head of Richterion Limited, a trade and investment firm, Dr. Richter is a recognized serial entrepreneur with a global presence. His notable career includes leadership roles as Chairman/Head of Office at Lukoil Asia Pacific Hong Kong Branch and as the Head of Asia at Red Lions Capital, focusing on exclusive pre-IPO opportunities. With academic appointments at esteemed institutions worldwide, including Hong Kong University of Science and Technology, City University of Hong Kong, Tongji University (Shanghai), University of Nottingham Ningbo China, Portland State University, and Pontificia Universidad Católica del Perú, Dr. Richter brings a wealth of experience. An award-winning entrepreneur, he has accumulated 20 years of cross-sectorial work experience, leaving a lasting impact across Asia, Europe, Africa, the Middle East, and Latin America. This comprehensive background positions Dr. Richter as a valuable contributor to our Board.

Jesvin Kaur will serve as our President, Chief Operating Officer and Director. Ms. Kaur has over 25 years of experience in business advisory, strategic communication solutions, reputation management, and stakeholder engagement. She is the Director of Think Tree Advisory Sdn Bhd and the Senior Advisor to Optima Strategies Ltd, where her roles involved providing strategic business advice, communication strategy, reputation management and assisting clients to navigate through a diverse range of investment and commercial challenges within the ASEAN region. Ms. Kaur headed the Research and Advisory unit at KRA Group, a regional role covering Indonesia, Malaysia and Singapore. Prior to that, she was a senior investment analyst at Maybank Securities. She had also served at the Strategy and Risk Management Division of the Securities Commission of Malaysia for over four years where she was involved in the drafting and implementation of the Capital Market Masterplan. In the region, she has advised Government Ministries and Institutions, Government-linked Investment Companies, Multinational Companies, Private Equity Funds, and a host of other corporate and investment firms, on a range of issues including market access strategy, stakeholder relations, media engagement, strategic and financial communication. Ms. Kaur has a Bachelor of Business (Accounting and Finance) from the University of Technology (Sydney) and possesses a strong network within the media, corporate and business circles. She has also completed the Lee Kuan Yew School of Public Policy Executive Education on Public Policy: Design and Implementation for Success.

We believe Ms. Kaur is qualified to serve as a member of our board of directors because of her extensive professional experience in various business advisory roles and her general leadership experience.

Nancy Zakhour will serve as an Independent Director. Ms. Zakhour currently is the Chief Strategy Officer of Clean Energy Services, a full-lifecycle renewable energy firm servicing the wind, solar, and storage sectors. She brings extensive experience in strategy and business development within the energy industry. Previously, she worked as an Investment Banker at Piper Sandler, where she focused on Energy & Power financial advisory and transactions. During her time there, she also served on the Women's Network Committee and the Multicultural Committee.

Before joining Piper Sandler, Ms. Zakhour served as the Business Development Manager for Oxy Low Carbon Ventures ("OLCV" or "1PointFive"), where she supported financial modeling, commercial development, and negotiations for carbon capture and sequestration projects throughout the United States. Prior to that, she held the position of Well Design Lead for Occidental's Permian Delaware division, where she managed a team of subject matter experts responsible for drilling, completion, and production engineering design and optimization across over a million acres. Ms. Zakhour also chaired the completion engineering sub-committee of the Department of Energy-funded, cost-shared, joint industry program, Hydraulic Fracturing Test Site II (HFTS-II), which included participation from over 20 energy companies and partners. Additionally, she served on the Women of Oxy ("WON") steering committee.

Before her tenure at Oxy, Ms. Zakhour worked as Callon Petroleum's completion engineering adviser, overseeing, and monitoring all completion activities and contracts as the company underwent significant growth. She also gained valuable experience with Schlumberger's Well Services segment, working in various technical and field operational roles in North America and international locations such as India, Egypt, Malaysia, and Russia.

Ms. Zakhour has received recognition for her contributions, including the SPE Regional Completions Optimization and Technology Award and the Hart's Energy 40 under Forty Award. She has also actively participated as a panelist, speaker, and presenter at numerous leadership and Diversity, Equity, and Inclusion (DEI) workshops, including those organized by SPE and energy industry conferences. Additionally, she has authored over a dozen technical publications.

In addition to her professional roles, Ms. Zakhour currently serves as a Rice Alliance Advisory Board Member, where she provides guidance to startups and judges business plan competitions. She is also a Board Member Nora’s Home, a sanctuary providing affordable and supportive lodging for transplant patients and their families in Houston and holds the position of Corporate Fellow Lecturer at the University of Houston-Downtown, where she teaches MBA and leadership courses.

Beyond her professional pursuits, Ms. Zakhour is a published children's book author, using her storytelling skills to celebrate cultural experiences and foster connections that bridge divides. Ms. Zakhour holds a bachelor's degree in electrical and computer engineering from the American University of Beirut, an MBA from Rice University, and is a certified Project Management Professional.

We believe Ms. Zakhour is qualified to serve as a member of our board of directors because of her substantial executive, operational and strategic experience and board member positions at other companies.

Brian David Kitney will serve as an Independent Director. Mr. Kitney is a seasoned professional with over 30 years of expertise in the energy industry, having held pivotal roles in renowned Japanese companies, including Osaka Gas (Australia) Ltd, Mitsui & Co (Australia) Ltd, and JPMorgan Securities (Japan). Throughout his career, he has excelled in business development, marketing, and executive leadership. Mr. Kitney has recently immersed himself in future-energy domains, particularly focusing on LNG, hydrogen, carbon capture and storage (CCS), and renewables. His comprehensive knowledge extends to supporting developers and investors in originating and developing targeted investment opportunities. Engagements involve providing commercial advice for LNG terminals, hydrogen solutions, offshore wind assets, and oil and gas projects across Australia and Southeast Asia. Brian's academic accomplishments include an MBA from Curtin University, a Graduate Diploma of Applied Finance from Kaplan, a Graduate Diploma in Diplomacy & International Trade from Monash University, a Diploma of Financial Markets from AFMA, a Master of Applied Japanese Linguistics from Monash University, and a Post Graduate Diploma in Japanese from Swinburne University. Additionally, he is a Graduate of the Australian Institute of Company Directors (GAIDC).

We believe Mr. Kitney is qualified to serve as a member of our board of directors because of his extensive experience in energy industry and his executive, operational and strategic experience.

Nikita Jaiswal will serve as an Independent Director. Ms. Jaiswal brings over 13 years of expertise in business development, strategic partnerships, and international sales across diverse global markets. Currently serving as Senior Director, APAC at LCR Capital Partners Singapore, she has successfully led the firm's expansion into multiple Asian countries. Ms. Jaiswal's versatile skill set encompasses international expansion, business development, thought leadership, strategic planning, and effective people management. With her own venture, enJai Pte Ltd, she offers international business development and strategy consulting services. Notable roles include Director of Commercial Operations and Partnerships at LCR Capital Partners and Head of Regional Office at Gas Natural Fenosa in Singapore and Madrid. Ms. Jaiswal holds a Bilingual MBA from IESE Business School, Barcelona, and a BBA in Finance and International Business from The George Washington University, Washington, DC.

We believe Ms. Jaiswal is qualified to serve as a member of our board of directors because of her leadership experience in various executive roles and her extensive business and leadership experience.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each Designee pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the Designees. In addition, based on representations from the New Sponsor, there are no material proceedings to which any Designee or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number, Terms of Office and Appointment of Directors and Officers

The Board of Directors consists of five members. Prior to our initial business combination, holders of our public shares will not have the right to vote on the appointment of directors during such time. Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, currently consisting of R. Mark Lubbers and Dr. F. John Mills, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, currently consisting of Travis A. Morgan and Dr. Nancy L. Snyderman, will expire at our second annual meeting of stockholders. The term of office of the third class of directors, currently consisting of Bradley A. Bostic, will expire at our third annual meeting of stockholders. Each of our directors will hold office until the expiration of the applicable term or his or her resignation or removal from office pursuant to the Current Organizational Documents. Subject to any other special rights applicable to the stockholders, any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. The Board of Directors is authorized to appoint persons to the offices set forth in the Current Charter as it deems appropriate. The Current Organizational Documents provide that our officers may consist of a chief executive officer, a president, a chief financial officer, a treasurer, vice-presidents, a secretary and one or more assistant secretaries and such other offices as may be determined by the Board of Directors.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board of Directors. The Board of Directors is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, report and provide relevant information directly to either the Board of Directors and/or the Audit Committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board of Directors focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Director Independence

The Nasdaq listing standards require that a majority of the Board of Directors be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Designees have determined that, upon their appointments, Nancy Zakhour, Brian David Kitney and Nikita Jaiswal will be “independent” directors as defined in the applicable Nasdaq listing standards and applicable SEC rules. Our independent directors will conduct regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

We have standing audit, compensation, and nominating and corporate governance committees of the Board of Directors.

Each of our audit committee, compensation committee and nominating and corporate governance committee currently are and, with effect from the Director and Officer Handover Date, will be, composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Board of Directors and has the composition and responsibilities described below. The charter of each committee is available on our website at www.fhesg.com.

Audit Committee

We have established an audit committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our audit committee:

•	Brian David Kitney in his capacity as Chairman;

•	Nancy Zakhour in her capacity as a member; and

•	Nikita Jaiswal in her capacity as a member.

Each member of the audit committee is financially literate and our board of directors has determined that Brian David Kitney qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our compensation committee:

•	Brian David Kitney in his capacity as Chairman;

•	Nancy Zakhour in her capacity as a member; and

•	Nikita Jaiswal in her capacity as a member.

We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our nominating and corporate governance committee:

•	Brian David Kitney in his capacity as Chairman;

•	Nancy Zakhour in her capacity as a member; and

•	Nikita Jaiswal in her capacity as a member.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at a general annual meeting or to fill vacancies on the board of directors;

•	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the Company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to the Board of Directors.

Code of Ethics

We have adopted a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. We have filed a copy of our form of our Code of Ethics as an exhibit to the registration statement relating to the initial public offering. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov and on our website. In addition, a copy of our Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. Please see “Where You Can Find Additional Information.”

Conflicts of Interest

Our officers and directors presently have, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Additionally, our officers and directors may in the future become affiliated with entities that are engaged in a similar business, including other blank check companies that may have acquisition objectives that are similar to our company. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

Shareholder Communications

Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to the New Sponsor.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the New Sponsor), been involved in any of the following:

(1) a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any federal or state securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock, (ii) by the current directors and executive officers of the Company, and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the Director and Officer Handover Date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 30 days of the date of this Information Statement.

	Number of
	Shares of Future Health
Name and Address of Beneficial Owner(1)	Common Stock	%(2)
Directors and Executive Officers of Future Health:
Bradley A. Bostic (3)	3,247,076	54.7%
Travis A. Morgan (3)	3,134,577	52.8%
R. Mark Lubbers	11,250	*
Dr. F. John Mills	11,250	*
Dr. Nancy L. Snyderman	11,250	*
Khairul Azmi Bin Ismaon	--	*
Dr. Ulf Henning Richter	--	*
Jesvin Kaur	--	*
Nancy Zakhour	--	*
Brian David Kitney	--	*
Nikita Jaiswal	--	*
All directors and executive officers as a group prior to appointment of 14F Directors (6 Individuals)
All directors and executive officers as a group after appointment of 14F Directors (6 individuals)	3,770,201	63.5%
Five Percent Holders of Future Health:
Future Health ESG Associates 1, LLC(3)	2,625,000	44.2%
BEA Holdings LLC	489,375	8.2%
M2 Enterprises Holdings LLC	489,375	8.2%

* Less than one percent.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Future Health ESG Corp., 8 The Green, Suite #12081, Dover, DE 19901.
(2)	Based upon 5,936,447 outstanding shares of Common Stock on the date of this Information Statement.
(3)	Messrs. Bostic and Morgan are the managers of Future Health ESG Associates 1, LLC. The shares beneficially owned by Future Health ESG Associates 1, LLC may also be deemed beneficially owned by Messrs. Bostic and Morgan.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Common Stock are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2023 there were no delinquent filers.

COMPENSATION OF DIRECTORS AND OFFICERS

None of our directors or officers have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on the Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will pay the Sponsor or an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. The agreement that provided for those payments is being terminated in connection with the Sponsor Handover, and amounts outstanding will be forgiven. The Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, directors, officers or our or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the post-transaction company. All compensation will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the Designees nor holders of more than 10% of any class of our Common Stock, nor any member of the immediate family of such person, have, to the knowledge of the Company (which, in relation to any Designee, is based on representations from the New Sponsor), had a material interest, direct or indirect, during the fiscal year ended December 31, 2023, or the fiscal year ended December 31, 2022, in any transaction or proposed transaction which may materially affect the Company.

Related Party Transactions

Founder Shares

On March 3, 2021, entities affiliated with our executive officers acquired 4,312,500 founder shares, up to 562,500 of which were subject to forfeiture (the “Founder Shares”), for an aggregate purchase price of $25,000. Prior to the initial investment in the Company of $25,000 by its founders, the Company had no assets, tangible, or intangible. On July 16, 2021, the Company issued an additional 1,437,500 Founder Shares to the Sponsor, up to 187,500 of which were subject to forfeiture, in exchange for $8,333 in cash. All shares and associated amounts have been retroactively restated in the period from February 25, 2021 (Inception) through September 30, 2021 to reflect the additional Founder Shares. A total of 750,000 Founder Shares were forfeited by the Sponsor and affiliated entities upon the expiration of the Underwriter’s Overallotment option on October 24, 2021.

The Company’s initial stockholders, officers and directors have agreed not to transfer, assign or sell any Founder Shares held by them until the earlier to occur of: (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination, (x) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property or (y) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at the initial Business Combination. Any permitted transferees would be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares (the “Lock-up”).

On March 23, 2021, the Sponsor sold an aggregate of 38,814 Founder Shares to directors at a price of $0.0058 per share. The Company determined the excess fair value over consideration paid for the Founder Shares transferred to be $46,288 as of the grant date. To estimate the fair value, management considered the probability and timing of IPO completion, business combination completion, and an appropriate discount for lack of marketability, all Level 3 Inputs under ASC 820.

The sale of Founder Shares to members of the Company’s board of directors is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity classified awards is measured at fair value upon the grant date. The Founder Shares were effectively sold or transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. A business combination is not probable until it is completed. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares. As of December 31, 2022 and 2021, a Business Combination had not yet been completed, therefore, no stock-based compensation expense has been recognized.

Related Party Loans

Future Health ESG Associates 1, LLC agreed to loan the Company up to $250,000 to cover expenses related to the Initial Public Offering pursuant to two promissory notes dated March 4, 2021 and August 24, 2021. These notes were non-interest bearing and payable on the earlier of March 31, 2022 and the closing of the Initial Public Offering. The Company borrowed a total of $250,000 prior to the Initial Public Offering, and subsequently repaid the full balance after the closing of the Initial Public Offering. There was no outstanding balance on the notes as of the date of this report.

Private Placement Warrants

On September 9, 2021, the Company entered into Private Placement Warrants Purchase Agreements for the private sale (the “Private Placement”) of 7,375,000 warrants to its initial stockholders and Cantor Fitzgerald & Co (such warrants, collectively, the “Private Placement Warrants”), at a purchase price of $1.00 per Private Placement Warrant, for gross proceeds to the Company of up to $7,375,000. Each whole warrant entitles the holder thereof to purchase one share of Common Stock for $11.50 per share, subject to adjustment. No underwriting discounts or commissions were paid with respect to the Private Placement. The Private Placement was conducted as a non-public transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933 (as amended, the “Securities Act”).

The purchasers of the Private Placement Warrants have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsors, officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsors, officers or directors unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. There will be no finder’s fees, reimbursements or cash payments made by us to our founders, officers or directors or our or any of their respective affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of this offering and the sale of the private placement warrants held in the trust account prior to the completion of our initial business combination:

•	reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•	repayment of non-interest bearing loans which may be made by our founders, officers and directors and their affiliates to finance transaction costs in connection with an intended initial business combination. Up to $2,000,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FUTURE HEALTH ESG CORP.

March 5, 2024

	By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Chief Executive Officer